CONTACT

LORUS THERAPEUTICS INC.                          CANADIAN MEDIA:
Corporate Communications                         MANSFIELD COMMUNICATIONS INC.
Grace Tse                                        Hugh Mansfield
Tel:  (416) 798-1200, ext.380                    Tel:  (416) 599-0024
Email:   ir@lorusthera.com                       Email:  hmansfield@mcipr.com



TSE: LOR
OTC BB:  LORFF

                LORUS THERAPEUTICS REPORTS THIRD QUARTER RESULTS

TORONTO, CANADA - APRIL 11, 2003 - Lorus Therapeutics Inc. ("Lorus") today announced third quarter financial results for the quarter ended February 28, 2003. All figures, unless otherwise specified, are in Canadian dollars.

DECEMBER 1, 2002 TO DATE HIGHLIGHTS

o A milestone was achieved in the quarter, as the Company recorded its first ever revenue in the company's history from the sale of Virulizin(R) in Mexico.

o The Company expanded the ongoing phase II clinical trial of GTI-2040 in renal cell carcinoma from one site to six major oncology centers in the U.S.

o The U.S. National Cancer Institution (NCI) approved six protocols in a multiple phase II clinical trial program with GTI-2040 including breast cancer, colon cancer, non-small cell lung cancer, acute myeloid leukemia, prostate cancer, and a range of solid tumors.

o GTI-2040 was awarded Orphan Drug Status by the U.S. Food and Drug Administration (FDA) for the treatment of advanced renal cell carcinoma. This status allows the FDA to help facilitate the drug's development process by providing financial incentives and granting seven years of market exclusivity in the U.S. independent of patent protection upon approval of the drug in the U.S.

o The United States Patent and Trademark Office (USPTO) allowed Lorus another patent to protect the company's lead anticancer drug Virulizin(R) as it relates to immunomodulating compositions for the treatment of immune system disorders.

o The Mexican Patent Office allowed Lorus a patent to protect the immunomodulator composition, process for preparation and use of Virulizin(R) for the treatment of cancer. The allowance is critically important to Lorus' strategic plan for maximizing the value of Virulizin(R) in its first commercial marketplace.

o Appointed Dr. Robert Capizzi who is a seasoned oncologist to the board of directors and retained the services of Mr. Bruce Rowlands, who is an experienced professional with in-depth knowledge of public market and investor relations, as its Senior Advisor with responsibilities in the area of Investor Relations.

"We are pressing full speed ahead to enhance shareholder value in this quarter. We expanded our clinical trials, continuously enhanced our patent portfolios and strengthened the board and management team," said Dr. Jim A. Wright, chief executive officer, Lorus. "Support from the NCI through the sponsorship of six additional GTI-2040 clinical trials provides scientific and clinical validation of our antisense drug development program in the U.S., the largest cancer drug market in the world."

Net loss for the third quarter ended February 28, 2003 totaled $3,802,000 ($0.026 per share) compared to a loss of $3,028,000 ($0.021 per share) for the same quarter last year. The loss was $11,847,000 ($0.082 per share) for the first nine months of fiscal 2003 compared to $9,767,000 ($0.068 per share) for the comparable period last year. The increase in net loss relates primarily to higher level of activities with the Virulizin(R) Phase III clinical trial and expanded GTI-2040 phase II trials and lower interest income, partially offset by lower administrative costs from cost conservation efforts and the ceasing of amortization of goodwill in accordance with the adoption of a new accounting pronouncement effective June 1, 2002. On a comparable basis, the loss for the three months and nine months ended February 28, 2002 would have been $2,664,000 ($0.019 per share) and $8,676,000 ($0.061 per share) respectively after adjustment to remove the amortization of goodwill.

Research and development expenses for the third quarter of fiscal 2003 increased to $2,876,000 compared to $1,872,000 for the same quarter last year. For the nine months ended February 28, 2003, research and development expenses increased to $9,246,000 compared to $6,107,000 for the same period last year. Cost increases in fiscal 2003 can be attributed primarily to higher clinical trial costs for the ongoing pivotal Phase III trial of Virulizin(R) for the treatment of advanced pancreatic cancer and an expanded GTI-2040 phase II trial in patients with renal cell carcinoma.

General and administrative expenses for the third quarter of fiscal 2003 decreased to $960,000 compared to $1,209,000 for the same quarter last year. For the nine months ended February 28, 2003, general and administrative expenses decreased to $3,060,000 compared to $3,854,000 for the same period last year. The decrease in both periods was due mainly to lower use of external advisory services, and ongoing cost containment.

Depreciation and amortization for the third quarter of fiscal 2003 decreased to $224,000 from $458,000 for the same quarter last year. For the nine months ended February 28, 2003, depreciation and amortization expenses decreased to $483,000 from $1,480,000 during the same period last year. In both periods, the decrease was due mainly to the adoption of the new CICA accounting pronouncement for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.

Interest income for the third quarter of fiscal 2003 decreased to $258,000 from $511,000 for the same quarter last year. For the nine months ended February 28, 2003, interest income decreased to $942,000 from $1,674,000 for the same period last year. These decreases can be attributed primarily to lower cash and short-term investments balances in fiscal 2003.

At February 28, 2003 Lorus had cash and cash equivalents and short-term investments totaling $27.7 million compared to $37.8 million at May 31, 2002. Working capital was $24.3 million at February 28, 2003 compared to $35.6 million at May 31, 2002.

                   CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
                FOR THE QUARTERS ENDED FEBRUARY 28, 2003 AND 2002

                                                 THREE MONTHS         Three months          NINE MONTHS          Nine months
(Amounts in 000's except for per common share           ENDED                ended                ENDED                ended
data) (Canadian Dollars)                        FEB. 28, 2003        Feb. 28, 2002        FEB. 28, 2003        Feb. 28, 2002
                                                -------------        -------------        -------------        -------------
REVENUES
Product sales ...........................           $      27            $    --              $      27            $    --
OPERATING EXPENSES
Cost of sales ...........................                  27                 --                     27                 --
Research and development ................               2,876                1,872                9,246                6,107
General and administrative ..............                 960                1,209                3,060                3,854
Depreciation and amortization ...........                 224                  458                  483                1,480
                                                    ---------            ---------            ---------            ---------
OPERATING LOSS ..........................               4,060                3,539               12,789               11,441
INTEREST INCOME .........................                (258)                (511)                (942)              (1,674)
                                                    ---------            ---------            ---------            ---------
LOSS FOR THE PERIOD .....................               3,802                3,028               11,847                9,767
Deficit, beginning of period ............              82,914               68,121               74,869               61,382
                                                    ---------            ---------            ---------            ---------
DEFICIT, END OF PERIOD ..................           $  86,716            $  71,149            $  86,716            $  71,149
                                                    ---------            ---------            ---------            ---------
BASIC AND DILUTED LOSS PER COMMON SHARE .           $   0.026            $   0.021            $   0.082            $   0.068
                                                    ---------            ---------            ---------            ---------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING USED IN THE CALCULATION OF
   BASIC AND DILUTED LOSS PER SHARE .....             144,433              143,898              144,424              143,170
                                                    ---------            ---------            ---------            ---------


Media, members of the financial community and shareholders are invited to listen to Company's quarterly earnings conference call through the live audio webcast on the Company's website at www.lorusthera.com Tuesday, April 15, 2003 at 2:30 p.m. (EST). The conference call webcast will also be archived at www.lorusthera.com.

A telephone replay of the conference call will also be available from approximately 4:00p.m. (EST) Tuesday, April 15, 2003 until 11:59p.m. Tuesday, April 29, 2003. To access the replay, call 1-877-289-8525 and enter reservation number 247205#.


About Lorus
Lorus Therapeutics Inc. is a biopharmaceutical company specialising in the research, development and commercialisation of pharmaceutical products and technologies for the management of cancer. With products entering all stages of evaluation, from pre-clinical through Phase III trials, Lorus is a leader in the development of therapeutics that complement the new cancer treatment paradigm that seeks to manage the disease with efficacious non-toxic compounds that improve patients' quality of life. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events in this press release might not occur.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: HTTP://WWW.LORUSTHERA.COM.